UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION
STATEMENT UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

AMENDMENT NO. 15
________________
Casey’s General Stores, Inc.
(Name of Subject Company)
________________

Casey’s General Stores, Inc.
(Name of Person Filing Statement)
________________

Common Stock, no par value per share
(Title of Class of Securities)
________________

147528103
(CUSIP Number of Class of Securities)
________________

William J. Walljasper
Senior Vice President and Chief Financial Officer
Casey’s General Stores, Inc.
One Convenience Blvd.
P.O. Box 3001
Ankeny, Iowa 50021-8045
Telephone: (515) 965-6100

(Name, address and telephone number of persons authorized to receive notices and communications on behalf of the person filing statement)

Copies to:

Allen Finkelson, Esq. George F. Schoen, Esq. Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, New York 10019 Telephone: (212) 474-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 15 to the Solicitation/Recommendation Statement on Schedule 14D-9 (this “Amendment”) is filed by Casey’s General Stores, Inc. (“Casey’s”), an Iowa corporation.  This Amendment amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on June 8, 2010, as amended (together with any amendments and supplements thereto, the “Schedule 14D-9”), and relates to the unsolicited offer by Alimentation Couche-Tard Inc., a corporation incorporated under the laws of the province of Québec, Canada (“Couche-Tard”), through its indirect wholly owned subsidiary, ACT Acquisition Sub, Inc., an Iowa corporation, as disclosed in the Tender Offer Statement on Schedule TO dated June 2, 2010, as amended, to purchase all outstanding shares of common stock, no par value per share, of Casey’s (“Casey’s Common Shares”), together with the associated Rights, for $36.75 per Casey’s Common Share in cash, upon the terms and subject to the conditions set forth in Couche-Tard’s Offer to Purchase dated June 2, 2010, as amended, and the related Letter of Transmittal.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.  Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON

“Item 2. Identity and Background of Filing Person - Offer” of the Schedule 14D-9 is hereby amended and supplemented by replacing the twelfth bullet point in the forth paragraph in its entirety as follows:

●
Casey’s having incurred any debt otherwise than in the ordinary course of business consistent with past practice or any debt containing, in the reasonable judgment of Couche-Tard Sub, burdensome covenants or security provisions, or failed to cause the Note Agreement (as defined in Item 7 of this Statement), together with the Notes (as defined in Item 4 of this Statement), to be amended to reflect terms and conditions reasonably satisfactory to Couche-Tard Sub, including the deletion of any obligation of Casey’s to pay, or any right of the holders of the Notes to receive the payment of, a Make-Whole Amount (as defined in the Note Agreement) in connection with a Change in Control (as defined in the Note Agreement);

“Item 2. Identity and Background of Filing Person - Offer” of the Schedule 14D-9 is hereby amended and supplemented by adding the following to the end of the second to last paragraph:

On August 13, 2010, Couche-Tard filed Amendment No. 1 to the Couche-Tard Proxy Statement.  In Amendment No. 1 to the Couche-Tard Proxy Statement, Couche-Tard states that it will solicit proxies to vote for its eight nominees for election to the Board and to vote for the Couche-Tard Bylaw Repeal Proposal.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION

“Item 4. The Solicitation or Recommendation - Background of the Offer and Reasons for Recommendation - Background of the Offer” of the Schedule 14D-9 is hereby amended and supplemented by adding to the end of the paragraph beginning “On July 29, 2010, Casey’s commenced the self-tender offer…” the following:

On July 29, 2010, Casey’s filed its preliminary proxy statement with the SEC.

“Item 4. The Solicitation or Recommendation - Background of the Offer and Reasons for Recommendation - Background of the Offer” of the Schedule 14D-9 is hereby amended and supplemented by adding the following after the last paragraph:

On August 12, 2010, Casey’s filed its definitive proxy statement (the “Casey’s Proxy Statement”) with the SEC.

On August 13, 2010, Couche-Tard filed Amendment No. 1 to the Couche-Tard Proxy Statement with the SEC.

ITEM 8.  ADDITIONAL INFORMATION

“Item 8. Additional Information - Certain Litigation - Litigation with Couche-Tard” of the Schedule 14D-9 is hereby amended and supplemented by replacing the last sentence of the third paragraph with the following:

On July 29, 2010, Casey’s filed a reply brief in suport of its motion for a preliminary injunction.  On August 2, 2010, Casey’s filed its opposition to Couche-Tard’s motion for judgment on the pleadings.  On August 11, 2010, Couche-Tard filed its opposition to Casey’s motion to dismiss Couche-Tard’s counterclaims.

“Item 8.  Additional Information - Certain Litigation - Shareholder Litigation” of the Schedule 14D-9 is hereby amended and supplemented by amending and restating the fourth paragraph in its entirety as follows:

1

On August 9, 2010, a purported class action and shareholder derivative complaint (the “Oklahoma Law Enforcement Retirement System Complaint”) was filed in the Iowa District Court in and for Polk County, captioned Oklahoma Law Enforcement Retirement System v. Myers, et al., Civil Action No. CL119217, both on behalf of a putative class of Casey’s shareholders and derivatively on behalf of Casey's, against Casey’s and the Board. In the Oklahoma Law Enforcement Retirement System Complaint, the plaintiff asserts claims for breach of fiduciary duty in connection with the Offer, and seeks, among other things, a declaration that the Board has breached its fiduciary duties to the class, an injunction preventing the Board from implementing defensive measures that would impede the class’s ability to consider or accept the Offer, an order requiring the Board to rescind or redeem the Rights or declaring the Rights invalid, an order requiring the Board to terminate the recapitalization plan, an order requiring corrective disclosures, imposition of a constructive trust in favor of plaintiff and the class and an award of plaintiff’s costs.

Casey’s and the Board believe the claims in the Mercier Complaint, the Howie Complaint, the Carpenters Pension Trust Complaint and the Oklahoma Law Enforcement Retirement System Complaint are without merit and intend to defend against them vigorously.

ANNEX B

“Annex B - Conditions to the Offer” to the Schedule 14D-9 is hereby amended and supplemented by replacing clause (6) of subparagraph (f) to the second paragraph in its entirety as follows:

(6) incurred any debt otherwise than in the ordinary course of business consistent with past practice or any debt containing, in the reasonable judgment of Couche-Tard Sub, burdensome covenants or security provisions, or failed to cause the Note Agreement, together with the Notes, to be amended to reflect terms and conditions reasonably satisfactory to Couche-Tard Sub, including the deletion of any obligation of Casey’s to pay, or any right of the holders of the Notes to receive the payment of, a Make-Whole Amount  in connection with a Change in Control,

ITEM 9.  EXHIBITS

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following thereto:

Exhibit Number	Description
(a)(22)

Regulation FD Disclosure furnished to the Securities and Exchange Commission under Item 7.01 on the Company’s  Form 8-K dated August 16, 2010 (the “August 16 Form 8-K”) (incorporated by reference to the August 16 Form 8-K).

  2

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

CASEY'S GENERAL STORES, INC.

By:	/s/ Robert J. Myers
Name: Robert J. Myers
Title: President and Chief Executive Officer

Dated: August 16, 2010

EXHIBIT INDEX

Exhibit Number	Description
(a)(22)

Regulation FD Disclosure furnished to the Securities and Exchange Commission under Item 7.01 on the Company’s  Form 8-K dated August 16, 2010 (the “August 16 Form 8-K”) (incorporated by reference to the August 16 Form 8-K).